UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PRESS RELEASE

EDENOR ENDS 2020 WITH LOSSES

DUE TO INVESTMENTS MADE

SERVICE QUALITY CONTINUES TO IMPROVE

DESPITE FREEZE ON RATES

Buenos Aires, March 9, 2021, The Board of Directors of Empresa Distribuidora y Comercializadora Norte S.A. (“edenor”) approved today its financial statements for the year ended December 31, 2020.

The Company’s results of operations reflect the impact of the freeze on electricity rates, which keeps revenue at 2018 values, and even affects the recoverable value of its fixed assets. In an adverse context for the Company’s activities, with high levels of inflation and a falling demand for the last three years, edenor was able to sustain the improvement achieved in its service quality levels along with the efficient use of its resources. However, the sustainability thereof over time will depend on the policies to be adopted to overcome the current situation.

It is essential to restore the balance of the economic and financial equation, inasmuch as the levels of investment and the continuous improvement in the quality of the service can only be sustained with predictability and by complying with the regulatory framework. We expect that the path initiated in the renegotiation process of the Tariff Structure Review will make that possible.

The ambitious investment plan carried out in recent years continues to show results that are reflected in a continuous improvement in the quality of the service, by reducing the duration and frequency of power outages since 2014, thereby surpassing not only the demanding regulatory requirements set out in the last tariff structure review, but also, in this year, the quality indexes required by the regulatory authority for 2021.

This significant improvement in the indicators has been recognized by our customers. The index of general satisfaction with the service has grown steadily over the last four years, reaching 81.4% of satisfaction, which places edenor among the most recognized companies and as the leader in the electricity distribution sector.

Despite the foregoing, edenor has made a great effort to maintain its commitment to ensuring the electricity supply -more necessary than ever under the circumstances that the pandemic has led us to face- to all its customers. All accomplished by taking due care of employees, contractors and customers, applying strict hygiene, safety and health protocols to each of the activities deemed essential and offering digital customer service channels.

MAIN FINANCIAL INDICATORS

The figures related to the period of the prior year have been restated to reflect the changes in the purchasing power of the Argentine peso, in accordance with International Accounting Standard No. 29 and the provisions of General Resolution No. 777/2018 of the National Securities Commission.

(*)Operating (loss) profit before taxes and finance costs. In 2020, includes impairment of Property, plant and equipment for ARS 17,396 million.

(**)In 2019, refers to the Loss for the year before taking into consideration the one-time effect of the Agreement on the Regularization of Obligations net of income tax for ARS 17,016 million, which did not generate additional cash inflows. Therefore, the Profit for the year according to the financial statements amounts to ARS 16,518 million.

Revenue decreased 25% in real terms in 2020, as compared to the same period of 2019, mainly as a consequence of the freeze on electricity rates in an inflationary context, and despite the 1% increase recorded in the volume of electricity sales.

The gross margin that represents the income attributable to this distribution company, called Distribution Added Value (VAD), fell 25% as compared to the same period of the previous year, as a consequence of the freeze on electricity rates and the level of electricity theft, which although slightly lower than that recorded in 2019, resulted in total losses reaching 19.61% in 2020.

The EBIT resulted in a loss of ARS 19,917 million, due to the recognition of an impairment in the Company’s Property, plant and equipment for ARS 17,396 million. Indicators of impairment have been identified in the Company’s assets as of December 31, 2020, such as the breach of the regulatory framework, the uncertainty about the Company’s future revenue and the terms of the Tariff Structure Review renegotiation; therefore, different possible scenarios were analyzed, weighting factors such as the current macroeconomic context and the medium- and long-term projections for the Company’s business. Even without taking such impact into consideration, the EBIT would have been negative for ARS 2,521 million, in line with the decrease of the gross margin, reflecting the lack of adjustment of revenue in a context of high rates of inflation and increased operating costs, despite the Company’s efforts to be more efficient in the use of the resources.

The loss for the year amounted to ARS 17,698 million. Without taking into consideration the impact of the previously mentioned impairment, net of income tax, the result for the year would have amounted to a loss of ARS 4,651 million, reducing the normalized result by ARS 4,153 million compared to 2019, whose amount resulted in a loss of ARS 498 million without taking into consideration the one-time impact of the Agreement on the Regularization of Obligations, and which already reflected the deterioration caused by the non-application of the cost update that was to be in effect since August 2019. This decrease is explained by the deterioration of both the gross margin and the operating result, and by a lower result from exposure to inflation.

As for Investments, in 2020, they amounted to ARS 11,073 million, which means an 18% reduction compared to the same period of the previous year. The restrictions imposed on the carrying out of certain activities during a large part of the year due to the lockdown on which the country had been placed since March at its different stages, prevented the ambitious plan set by the Company from been completely implemented.

MAIN OPERATING INDICATORS

Electricity sales in 2020 increased 1% to 20,179 GWh, as compared to the 19,974 GWh sold in the previous year.

The number of customers increased by 1.1%, as compared to the same period of the previous year, due mainly to the increase recorded in residential tariff and MIDE customer categories.

As of December 31, 2020, the SAIDI[1] and SAIFI[2] indicators for the last 12 months have improved 23.3% and 25.8%, respectively, compared to the same indexes recorded as of December 31, 2019. Additionally, these indicators are 43.9% and 37.3% lower than those required by the RTI[3].

Energy losses continued to be, in percentage terms, at levels similar to those recorded in 2019.

[1] System Average Interruption Duration Index.

[2] System Average Interruption Frequency Index.

[3] Tariff Structure Review.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 12, 2021